Western Sierra Bancorp
4080 Plaza Goldorado Circle
Cameron Park, California 95682
(530) 677-5600
Facsimile (530) 676-2817

September 5, 2002

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street S.W.
Washington, D.C. 20549

  Re:
  Western Sierra Bancorp—Registration Statement on Form S-4
  Commission Registration Number 333-96681

Ladies and Gentlemen:

        Pursuant Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), Western Sierra Bancorp (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-4, Registration No. 333-96681 (the "Registration Statement"), and all exhibits thereto effective immediately. The Registrant is withdrawing the Registration Statement because the merger transaction described therein will not be consummated, and registration of the securities pursuant to the Registration Statement will not be necessary. The Registrant has not and will not sell any securities under the Registration Statement.

        It is our understanding that, pursuant to Rule 457 of Regulation C under the Securities Act, upon withdrawal, the filing fees associated with the Registration Statement may be offset against the total filing fees due for a subsequent registration statement if such subsequent registration statement is filed within five years of the filing of the earlier Registration Statement.

        The Registrant further requests that the Commission send the Order consenting to the withdrawal to Mr. Anthony J. Gould, Executive Vice President and Chief Financial Officer, Western Sierra Bancorp, 4080 Plaza Goldorado Circle, Cameron Park, California 95682, fax: (530) 676-2817, with a copy to the Registrant's counsel, S. Alan Rosen, Esq. at Horgan, Rosen, Beckham & Coren, L.L.P., 23975 Park Sorrento, Suite 200, Calabasas, California 91302-4001, fax: (818) 591-3838.

WESTERN SIERRA BANCORP
By:	/s/ GARY D. GALL
Title:	President and Chief Executive Officer

cc:    S. Alan Rosen, Esq.